UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 13

Under the Securities Exchange Act of 1934

Globalstar, Inc.
(Name of Issuer)

Voting Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378973408
(CUSIP Number)

Arthur McMahon III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FL Investment Holdings LLC (fka Globalstar Holdings, LLC)
41-2116509

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,750
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04% (See Item 5.)

14 TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding II LLC
46-3451635

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,072,680,701
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,072,680,701

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,072,680,701

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.58% (See Item 5.)

14 TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 618,558
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 618,558
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03% (See Item 5.)

14 TYPE OF REPORTING PERSON*

PN

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Monroe Irr. Educational Trust

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.17% (See Item 5.)

14 TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,514,907
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,514,907

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,077,514,907

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.85% (See Item 5.)

14 TYPE OF REPORTING PERSON*

IN

FL Investment Holdings LLC, Thermo Funding II LLC, Globalstar Satellite, L.P., Monroe Irr. Educational Trust and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as “Thermo” or the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Unless otherwise noted, references to Globalstar, Inc.’s (the “Company”) Common Stock refer to the Company’s voting common stock.

This filing amends the Schedule 13D, Amendment No. 12 filed September 7, 2022, to amend Item 4 as follows:

Item 4. Purpose of Transaction.

The Reporting Persons consider the Common Stock to be an attractive investment at current price levels, and they intend to acquire additional shares of Common Stock in such quantities and at such prices as the Reporting Persons find attractive. The Reporting Persons consider the Common Stock to be attractive at current price levels due to, among other things, the opportunities available to, and the strategies and strengths of, the Company described in the Company’s reports filed with the Commission, including its Current Report on Form 8-K filed on September 7, 2022.

James Monroe, the Company’s Executive Chairman and the principal of Thermo, issued a statement to Company personnel: “You have all seen that many people and companies who claim to be competitors have recently made vague, hasty statements about satellite services they hope to provide someday. As you know, there is a tremendous difference between tweeting or otherwise extolling your aspirations and actually bringing a complex satellite communications service to market. We all know intimately that getting a service into the market is not possible without years of hard work overcoming technical and regulatory hurdles and without a global spectrum position--like Globalstar’s--that is up to the job. I believe that the market may not fully appreciate the size of the technical and regulatory barriers that potential competitors face. I also believe that the noise made by their loose talk may be distracting the market from our real news and could be affecting the trading price of Globalstar’s shares. We did not think it was appropriate to be trading while we were working on this transformative transaction, but we are excited to be able to buy Globalstar shares again now that the announcement has been made. Accordingly, I intend to purchase additional shares of our common stock, and I understand that certain of our officers and directors have already done the same.”

The Reporting Persons entered into the Lock-up Agreement described under Item 6 of Amendment No. 12 to this Schedule 13D (the “Lock-Up Agreement”) in connection with the Terms Agreement described in the Company’s Current Report of Form 8-K filed with the SEC on September 7, 2022, and they are currently subject to the Lock-up Agreement.

Since the Company’s initial public offering in November 2006, Thermo has been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe served as the Company’s Chairman from April 2004 to September 2018, has served as the Company’s Executive Chairman since September 2018, and, except from July 2009 to July 2011, served as the Company’s Chief Executive Officer from January 2005 to September 2018.

Except as set forth in this Item 4, Thermo does not have any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 12, 2022

FL INVESTMENT HOLDINGS LLC

By:	/s/ *
James Monroe III, Manager

THERMO FUNDING II LLC

By:	/s/ *
James Monroe III, Authorized Signatory

GLOBALSTAR SATELLITE, L.P.

By:	/s/ *
James Monroe III, President of General Partner

Monroe Irr. Grantor Trust
By:	/s/ *
James Monroe III, Authorized Signatory

/s/ *
James Monroe III

* By Arthur F. McMahon III, Attorney-in-Fact
/s/ Arthur F. McMahon III